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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                  SCHEDULE TO

     TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(E)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

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                             GRUBB & ELLIS COMPANY
        (Name of Subject Company (issuer) and Filing Person (offeror))

                         COMMON STOCK, $0.01 PAR VALUE
                        (Title of Class of Securities)

                                   400095204
                                   400095105
                     (CUSIP Number of Class of Securities)

                            ROBERT J. WALNER, ESQ.
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                             GRUBB & ELLIS COMPANY
                         2215 SANDERS ROAD, SUITE 400
                          NORTHBROOK, ILLINOIS 60062
                                (847) 753-7500
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications
                      on Behalf of the Filing Person(s))

                                   COPY TO:
                             SCOTT R. HABER, ESQ.
                               LATHAM & WATKINS
                       505 MONTGOMERY STREET, SUITE 1900
                        SAN FRANCISCO, CALIFORNIA 94111
                                (415) 391-0600

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[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  [_] third-party tender offer subject to Rule 14d-1

  [X] issuer tender offer subject to Rule 13e-4

  [_] going private transaction subject to Rule 13e-3

  [_] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer [_]

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ITEMS 1-11.

   Not applicable.

ITEM 12. MATERIALS TO BE FILED AS EXHIBITS.

   1. Press Release issued by Grubb & Ellis Company on December 4, 2000. Any Internet addresses provided in this release are for information purposes only and are not intended to be hyperlinks. Accordingly, no information in any of these Internet addresses is included herein.

   2. Script for managers regarding proposed offer, dated December 4, 2000.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

   Not applicable.

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                                 EXHIBIT INDEX

 Exhibit
 Number                               Description
 -------                              -----------
  1.     Press Release issued by Grubb & Ellis Company on December 4, 2000.

  2.     Script for managers regarding proposed offer, dated December 4, 2000.

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